EDOC Acquisition Corp.

7612 Main Street Fishers

Suite 200

Victor, NY 14564

October 26, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Natural Resources

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Attn: Loan Lauren Nguyen, Legal Branch Chief

Re:	EDOC Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed October 19, 2020 File No. 333-248819

Dear Ms. Nguyen:

EDOC Acquisition Corp. (“EDOC”, “we”, “us” or “our”) hereby transmits its response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 9, 2020, regarding Amendment No. 1 to our Registration Statement (the “Registration Statement”) previously filed on October 19, 2020. EDOC has filed today Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

Our responses below correspond to the captions and numbers of the Staff’s comments. For the convenience of the Staff, we have reproduced those comments below in bold and our response to each comment immediately follows the applicable comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in Amendment No. 2.

In addition to submitting this letter by EDGAR, we will also deliver to the Staff a copy of this letter together with Amendment No. 2 marked to show revisions we have made to the Registration Statement, including revisions made in response to the Staff’s comments.

Amendment No. 1 to Form S-1 filed October 19, 2020

Exhibits

1.

We note that the form of warrant agreement filed as Exhibit 4.5 and the form of rights agreement filed as Exhibit 4.6, respectively, each provide in the "applicable law" section that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” We also note that the company waives any objection to such “exclusive" jurisdiction. If these provisions require investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. If these provisions apply to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If these provisions do not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement and/or rights agreement states this clearly.

Response: In response to the Staff’s comment, EDOC has revised the “applicable law” section of the form of warrant agreement filed as Exhibit 4.5 and the form of rights agreement filed as Exhibit 4.6, as well as the risk factor disclosures on pages 40 and 41 and the disclosures on pages 107 and 110 of Amendment No. 2.

Loan Lauren Nguyen, Legal Branch Chief

U.S. Securities and Exchange Commission

October 26, 2020

* * * * * *

We thank the Staff for its review of the foregoing and hope that it has been responsive to the Staff’s comments. If you have any questions relating to the foregoing or further comments, please contact our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Kevin Chen
Kevin Chen, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP